                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO/A

                                 (Rule 14-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                         Sylvan Learning Systems, Inc.
        (Name of Subject Company (issuer) and Filing Person (offeror))

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                   871399101
                     (CUSIP Number of Class of Securities)

                               Douglas L. Becker
                     Chairman and Chief Executive Officer
                         Sylvan Learning Systems, Inc.
                             1000 Lancaster Street
                           Baltimore, Maryland 21202
                                (410) 843-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
               Communications on Behalf of the Filing Person(s))

                                   Copy to:

                           Richard C. Tilghman, Jr.
                       Piper Marbury Rudnick & Wolfe LLP
                               6225 Smith Avenue
                        Baltimore, Maryland 21209-3600
                                (410) 580-3000

                           CALCULATION OF FILING FEE

          Transaction Valuation*              Amount of Filing Fee**
              $166,250,000                         $33,250.00

* For the purpose of calculating the filing fee only, this amount was based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $17.50 per share.

**  Previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid:   $33,250.00       Filing party: Sylvan Learning Systems, Inc.
    Form or Registration No.: Schedule TO      Date Filed:   March 21, 2000

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1  [ ] going private transaction subject to Rule 13e-3
[x] issuer tender offer subject to Rule 13e-4       [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]
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     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Sylvan Learning Systems, Inc., a Maryland corporation, to purchase shares of its common stock, $0.01 par value per share. Sylvan has amended its offer to reduce the number of shares it seeks to purchase from up to 9,500,000 to up to 7,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. Sylvan also has extended the expiration date of the offer to 12:00 Midnight, Eastern time, on Monday, May 1, 2000. Sylvan has not amended the price at which shares will be purchased if properly tendered, which is at a price not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest.


     Sylvan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2000 and in the related Letter of Transmittal, which, as amended hereby and as further amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement dated as of December 18, 1999 between Sylvan and First Union National Bank, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     Sylvan is offering to purchase up to 7,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. The tender offer period has been extended from 12:00 Midnight, Eastern time, on April 17, 2000, until 12:00 Midnight, Eastern time, on May 1, 2000. Accordingly, the tender offer, proration period and withdrawal rights will expire at 12:00 Midnight, Eastern time, on May 1, 2000, unless Sylvan extends the tender offer further.

Item 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On April 18, 2000, Sylvan issued a press release announcing a reduction in the number of shares it will offer to purchase under the tender offer to up to 7,500,000 and an extension of the tender offer as described above under Item 4 of the Schedule TO, a copy of which is filed as Exhibit (a)(5)(vi) to this Amendment No. 1 to the Schedule TO and is incorporated herein by reference.

Item 12. EXHIBITS

     (a)(5)(vi) Press Release dated April 18, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 18, 2000              SYLVAN LEARNING SYSTEMS, INC.


                                          /s/ Douglas L. Becker
                                      By: _________________________________
                                          Name:  Douglas L. Becker
                                          Title: Chief Executive Officer and
                                                 Chairman of the Board

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                                 EXHIBIT INDEX


EXHIBIT NUMBER            DESCRIPTION

  (a)(1)(i)               Offer to Purchase.*

  (a)(1)(ii)              Letter of Transmittal.*

  (a)(1)(iii)             Notice of Guaranteed Delivery.*

  (a)(1)(iv) Letter to participants in Sylvan's 401(k) Retirement Savings Plan from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated March 21, 2000.*

  (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (a)(1)(vi)              Letter to Participants in Sylvan's 401(k) Retirement
                          Savings Plan.*

  (a)(1)(vii)             Letter to Participants in Sylvan's Employee Stock
                          Purchase Plan.*

  (a)(2)                  Not applicable.

  (a)(3)                  Not applicable.

  (a)(4)                  Not applicable.

  (a)(5)(i) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

  (a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

  (a)(5)(iii)             Summary Advertisement dated March 21, 2000.*

  (a)(5)(iv)              Press Release dated March 21, 2000.*

  (a)(5)(v) Letter to shareholders from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan, dated March 21, 2000.*

  (a)(5)(vi)              Press Release dated April 18, 2000.

  (b)                     Not applicable.

  (d)                     Not applicable.

  (g)                     Not applicable.

  (h)                     Not applicable.

_________________________

*Previously filed on Schedule TO

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